EXHIBIT 3.3

ARTICLES OF AMENDMENT OF STANLY CAPITAL CORP

The undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Articles of Incorporation:

1.	The name of the corporation is Stanly Capital Corp.
2.	The Articles of Incorporation of the corporation are hereby amended by deleting Article I thereof and inserting in lieu thereof the following Article I:

“The name of the corporation is Uwharrie Capital Corp (herein referred to as the “Corporation”).”

3.	The foregoing amendment was adopted on the 22nd day of April, 1997, by shareholder action pursuant to §55-10-06 of the General Statutes of North Carolina.

This the 22nd day of April, 1997.

STANLY CAPITAL CORP

By:	/s/ Roger L. Dick
Roger L. Dick
President and Chief Executive Officer

Prepared by and return to:

Alexander M. Donaldson

For the firm of:

Moore & Van Allen, PLLC

Suite 1700

One Hannover Square

Fayetteville Street Mall

Raleigh, North Carolina 27601

Telephone: (919) 821-6242